UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 2
                    Under the Securities Exchange Act of 1934

                            Mylan Laboratories, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $.50
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                         (Title of Class of Securities)

                                    628530107
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                                 (CUSIP Number)

                                 Michael C. Neus
                                   Perry Corp.
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 583-4000
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                     (Name, Address, and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 March 31, 2005
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box |_|.

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       Perry Corp.
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*

       WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
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                  7.   SOLE VOTING POWER
  NUMBER OF
                       12,317,759
   SHARES         --------------------------------------------------------------
                  8.   SHARED VOTING POWER
BENEFICIALLY
                       NONE
  OWNED BY        --------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER
    EACH
                       12,317,759
  REPORTING       --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
 PERSON WITH
                       NONE
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,317,759
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.6 %
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14.    TYPE OF REPORTING PERSON*

       IA, CO
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*  SEE INSTRUCTIONS BEFORE FILLING OUT!

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1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       Richard C. Perry
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
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                  7.   SOLE VOTING POWER

  NUMBER OF            12,317,759 (shares beneficially owned by Perry  Corp.)
                  --------------------------------------------------------------
   SHARES         8.   SHARED VOTING POWER

BENEFICIALLY           NONE
                  --------------------------------------------------------------
  OWNED BY        9.   SOLE DISPOSITIVE POWER

    EACH               12,317,759 (all shares beneficially owned by
                       Perry Corp.)
  REPORTING       --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
 PERSON WITH
                       NONE
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,317,759
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.6%
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14.    TYPE OF REPORTING PERSON*

       IN, HC
--------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION

      This Amendment No. 2 (this "Amendment") relates to the Schedule 13D filed on behalf of Perry Corp. and Richard C. Perry (collectively, the "Reporting Persons") with the Securities and Exchange Commission on November 29, 2004, as amended by Amendment No. 1 thereto filed on March 21, 2005 (the "Schedule 13D"), relating to common shares, $.50 par value ("Common Stock"), of Mylan Laboratories, Inc. (the "Company"). The Common Stock beneficially owned by the Reporting Persons is hereinafter referred to as the "Shares."

      Item 5 of the Schedule 13D is amended and supplemented as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) Perry Corp. is the indirect beneficial owner of 12,317,759 shares of Common Stock, which constitutes approximately 4.6% of the Issuer's outstanding shares of Common Stock, based upon 269,242,000 shares of Common Stock outstanding as of February 3, 2005. Perry Corp. has sole power to vote and sole power to dispose of the Common Stock. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such shares. Richard C. Perry disclaims any beneficial ownership interest of the Common Stock held by any funds for which Perry Corp. acts as the general partner and/or investment adviser, except for that portion of such Common Stock that relates to his economic interest in such Common Stock.

            (c) See Exhibit B attached hereto. All of the transactions in the Common Stock set forth on Exhibit B were consummated by private investment funds, for which Perry Corp. acts as a general partner and/or investment adviser, within 60 days of the event which triggered the filing of this Amendment No. 2 to Schedule 13D. All such transactions were effected through a broker on the New York Stock Exchange at the closing price for the Common Stock as identified on Exhibit B. Concurrent with each sale identified on Exhibit B, Perry Corp. terminated the security-based swap agreements in place with respect to the Shares sold.

            On April 4, 2005, private investment funds, for which Perry Corp. acts as a general partner and/or investment adviser, effected an internal book transfer of an aggregate of 11,133,541 Shares from certain securities accounts, which held long positions in the Common Stock, to certain other securities accounts, which held an aggregate short position of 11,133,541 Shares. The effect of this transaction was to close out Perry Corp.'s short Mylan position and reduce Perry Corp.'s beneficial ownership of Mylan Shares by 11,133,541 Shares. The Shares transferred from the "long" accounts to the "short" accounts were used to satisfy the loan of securities that allowed the short position to be established.

            (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

            (e) On April 4, 2005, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         PERRY CORP.

Dated:   April 4, 2005
         New York, New York              By: /s/  Richard C. Perry
                                             -----------------------------------
                                             Name:   Richard C. Perry
                                             Title:  President

Dated:   April 4, 2005
         New York, New York                  /s/  Richard C. Perry
                                             -----------------------------------
                                             Richard C. Perry

                                                                       Exhibit B

                              List of Transactions
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     Trade Date          Transaction          Quantity              Price
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       4/1/05               Sell               450,000             $17.63
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      3/31/05               Sell               425,000             $17.72
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      3/30/05               Sell               350,000             $17.68
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      3/29/05               Sell               350,000             $17.65
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      3/28/05               Sell               300,000             $17.83
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      3/24/05               Sell               300,000             $17.79
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      3/23/05               Sell               500,000             $17.90
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      3/22/05               Sell               500,000             $17.69
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